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                                            4 February 2005
                                            Sanitec Press release


Published Friday 4 February 2005 at 09:00 CET

EQT Private Equity Funds to Acquire Sanitec Corporation

The private equity fund EQT IV ("EQT") has today signed an agreement with Sanitec International S.A., a company controlled by BC Partners advised private equity funds, to acquire all shares in Sanitec Corporation, the Finnish parent company of the Sanitec Group. The transaction is subject to the customary approvals of relevant competition authorities.

The BC Partners advised funds acquired Sanitec in a public to private transaction in spring 2001. Since then Sanitec has implemented a comprehensive restructuring and integration programme, further improving its profitability and operational cash flow.

"We are convinced that with EQT we will have a strong support for the continuation and further development of our integration and growth strategy. Sanitec remains as one entity and this enables us to continue capitalising on our strong brands and further strengthen our position as a leading pan-European bathroom solutions provider", says Rainer S. Simon, President and CEO of Sanitec Corporation.

About Sanitec
Sanitec is a European multi-brand group that designs, manufactures and markets bathroom ceramics and bath and shower products. The Group is based around locally well-known brands which have strong positions and deep roots in the bathroom business. Sanitec operates through two divisions: Ceramics, Acrylics & Enclosures (CA&E) and Wellness.

In 2003, Sanitec's net sales amounted EUR 951.1 million. The Group employs around 7,100 people, mainly in Europe. The 27 production plants are located in Europe whereas the sales and marketing network operates worldwide. Sanitec's headquarters are located in Finland and in Germany.

About EQT Private Equity Funds
EQT is a leading private equity group in Northern Europe with an industrial strategy and a strong track record. Managing almost EUR 6 billion in capital, and with experience from more than 30 investments, EQT offers its portfolio companies financial support, strategic guidance and a significant network of contacts. Recent investments by EQT include Sirona Dental (2004) and Com Hem AB
(2003).

About BC Partners
BC Partners is a leading pan-European private equity firm, operating through integrated teams based in Geneva, Hamburg, London, Milan and Paris. The BC European Capital VII funds have total commitments of EUR 4.3 billion, one of the largest buyout funds in Europe to date. Over 17 years the firm has developed a long track record of successfully acquiring and developing European businesses in partnership with management, investing in 57 acquisitions with a combined enterprise value of EUR 33.4 billion.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

SANITEC CORPORATION
Timo Lehto

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timo.lehto@sanitec.com
tel. +358 9 709 5402


EQT PARTNERS
Juha Lindfors
juha.lindfors@eqt.fi
tel. +358 40 519 45 13


BC PARTNERS
Hermann Zimmermann
Engel & Zimmermann
tel. +49 89 8935633





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